Exhibit (d)(4)
SUPPLEMENTAL INDENTURE
          SUPPLEMENTAL INDENTURE, dated as of May 9, 2005 (this “Supplemental Indenture”), by and between Fisher Scientific International Inc., a Delaware corporation (the “Company”), having its principal office at Liberty Lane, Hampton, New Hampshire 03842 and J.P. Morgan Trust Company, National Association, a national banking association organized and existing under the laws of the United States, as Trustee (the “Trustee”) to the Indenture (as defined below), having its principal corporate trust office at Four New York Plaza, 15th Floor, New York, New York 10004.
W I T N E S S E T H:
          WHEREAS, the Company and the Trustee have heretofore executed and delivered an Indenture, dated as of July 7, 2003 (the “Indenture”), pursuant to which the Company issued $300 million aggregate principal amount of 2.50% Convertible Senior Notes due 2023 (the “Notes”);
          WHEREAS, Section 13.1 of the Indenture provides that the Company may amend the Indenture without the consent of Holders in any manner necessary or desirable and that will not adversely affect the rights of any Holder of the Notes;
          WHEREAS, Sections 9.2 and 9.16 of the Indenture permit the Company, at its option, to settle conversions of the Notes in Common Stock, in cash or in a combination of cash and Common Stock; and
          WHEREAS, pursuant to the terms of the Indenture, the Company seeks to amend the Indenture to limit the Company’s right to settle any conversion of the Notes through delivery of shares of Common Stock and has requested the Trustee’s participation in such amendment.
          NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree, for the equal and ratable benefit of the Holders of the Notes, as follows:
ARTICLE I — AMENDMENTS
          Section 1.1 Amendment to Section 9.2. Section 9.2 of the Indenture is hereby replaced in its entirety with the following:
          “Section 9.2. Conversion Procedures. To convert Notes, a Holder must satisfy the requirements in this Section 9.2 and in paragraph 8 of the Notes. The date on which the Holder satisfies all those requirements and delivers an irrevocable conversion notice, together, if the Notes are in certificated form, with the certificated Note, to the Conversion Agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required, is the conversion date (the

“Conversion Date”). As soon as practicable, but in no event later than the fifth Business Day following the Conversion Date, the Company shall deliver to the Holder, through the Conversion Agent, cash or a combination of cash and shares of Common Stock as set forth in Section 9.16 and cash in lieu of any fractional share determined by Section 9.3. The Person in whose name the certificate is registered shall be treated as a stockholder of record on and after the Conversion Date; provided, however, that no surrender of Notes on any date when the stock transfer books of the Company shall be closed shall be effective to constitute the Person or Persons entitled to receive the shares of Common Stock upon such conversion as the record holder or holders of such shares of Common Stock on such date, but such surrender shall be effective to constitute the Person or Persons entitled to receive such shares of Common Stock as the record holder or holders thereof for all purposes at the close of business on the next succeeding day on which such stock transfer books are open; such conversion shall be at the Conversion Rate in effect on the date that such Notes shall have been surrendered for conversion, as if the stock transfer books of the Company had not been closed. Upon conversion of Notes, such Person shall no longer be a Holder of such Notes.
          No payment or adjustment shall be made for dividends on or other distributions with respect to any Common Stock except as provided in Section 9.6 or as otherwise provided in this Indenture.
          On conversion of Notes, that portion of accrued interest, if any, with respect to the converted Notes shall not be canceled, extinguished or forfeited, but rather shall be deemed to be paid in full to the Holder thereof through delivery of cash or a combination of cash and Common Stock in exchange for the Notes being converted pursuant to the provisions hereof, and the cash shall be treated as issued, to the extent thereof, first in exchange for the principal amount of the Notes being converted pursuant to the provisions hereof and the balance, if any, of such cash or the Fair Market Value of such shares of Common Stock shall be treated as issued in exchange for interest accrued and unpaid through the Conversion Date. Notwithstanding conversion of any Notes, the Holders of the Notes and any Common Stock issuable upon conversion thereof will continue to be entitled to receive Liquidated Damages in accordance with the Registration Rights Agreement.
          If a Holder converts more than one Note at the same time, the cash or the combination of cash and shares of Common Stock issuable upon the conversion shall be based on the total principal amount of the Notes converted.
          Upon surrender of a Note that is converted in part, the Company shall execute, and the Trustee or the Authenticating Agent shall authenticate and deliver to the Holder, a new Note in an authorized denomination equal in principal amount to the unconverted portion of the Note surrendered.
          If the last day on which Notes may be converted is not a Business Day in a place where a Conversion Agent is located, the Notes may be surrendered to that Conversion Agent on the next succeeding Business Day.

          Holders that have already delivered a Change in Control Purchase Notice with respect to a Note, may not surrender such Note for conversion until the Change in Control Purchase Notice has been withdrawn in accordance with the procedures set forth in Section 8.2.”
          Section 1.2 Amendment of Section 9.16. Section 9.16 of the Indenture is hereby replaced in its entirety with the following:
          “Section 9.16. Payment of Cash in Lieu of Common Stock. If a Holder elects to convert all or any portion of a Note as set forth in Section 9.1 and delivers an irrevocable conversion notice, together, if the Notes are in certificated form, with the certificated Note as set forth in Section 9.2, on or prior to the day that is 20 days prior to the maturity of the Notes (the “Final Notice Date”), the Company may choose to satisfy all or any portion of its conversion obligation (the “Conversion Obligation”) in cash or a combination of cash and Common Stock. Upon such election, the Company will notify such Holder through the Trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the Conversion Obligation or as a fixed dollar amount) at any time on or before the date that is two Business Days following receipt of written notice of conversion as specified in Section 9.2 (such period, the “Cash Settlement Notice Period”). A Holder may retract the conversion notice at any time during the two Business Day period beginning on the day after the final day of the Cash Settlement Notice Period (a “Conversion Retraction Period”). If the conversion notice has not been retracted, then settlement (in cash and/or Common Stock) will occur on the Business Day following the final day of the ten Trading Day period beginning on the day after the final day of the Conversion Retraction Period (the “Cash Settlement Averaging Period”). Settlement amounts will be computed as follows:
          (a) if the Company elects to satisfy the entire Conversion Obligation in cash, the Company will deliver to such Holder cash in an amount equal to the product of: (1) a number equal to (x) the aggregate original principal amount of Notes to be converted divided by 1,000, multiplied by (y) the Conversion Rate, and (2) the average of the Last Reported Sale Prices of the Common Stock during the Cash Settlement Averaging Period; and
          (b) if the Company elects to satisfy a fixed portion (other than 100%) of the Conversion Obligation in cash, the Company will deliver to such Holder such cash amount (“Partial Cash Amount”) and a number of shares of Common Stock equal to the greater of (1) zero and (2) the excess, if any, of (A) the number of shares of Common Stock equal to (i) the aggregate principal amount of Notes to be converted, divided by $1,000, multiplied by (ii) the Conversion Rate over (B) the number of shares equal to the sum, for each day of the Cash Settlement Averaging Period, of (x) 10% of the Partial Cash Amount, divided by (y) the closing price of the Common Stock on such day. In no event shall the Partial Cash Amount be less than the aggregate principal amount of the Notes to be converted.
          If a Holder elects to convert all or any portion of a Note as set forth in Section 9.2 after the Final Notice Date and the Company chooses to satisfy all or any portion of the Conversion Obligation in cash, the Company will notify such Holder through the Trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the Conversion Obligation or as a fixed dollar amount) at any time on or before the Final Notice Date. Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth in the immediately preceding paragraph, except that the Cash Settlement Averaging Period shall be the ten Trading Day period beginning on the date after receipt of the Holder’s conversion notice (or in the event the Company receives such Holder’s conversion notice on the Business Day prior to the maturity date of the Note, the ten Trading Day period beginning on the day after such maturity date). Settlement (in cash and/or shares of Common Stock) will occur on the Business Day following the final day of such Cash Settlement Averaging Period.”
          Section 1.3 Notes Deemed Conformed. As of the date hereof, the provisions of the Notes shall be deemed to be conformed, without the necessity for any reissuance or exchange of such Note or any other action on the part of the Holders of Notes, the Company or the Trustee, so as to reflect this Supplemental Indenture.
ARTICLE II — MISCELLANEOUS
          Section 2.1 Effect of Supplemental Indenture. Upon execution of this Supplemental Indenture by the Company and the Trustee, the Indenture and the Notes shall be supplemented in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture and the Notes for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby.
          Section 2.2 Indenture Remains in Full Force and Effect. Except as supplemented by this Supplemental Indenture, all provisions in the Indenture and the Notes shall remain in full force and effect.
          Section 2.3 References to Supplemental Indenture. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Supplemental Indenture may refer to the Indenture without making specific reference to this Supplemental Indenture, but nevertheless all such references shall include this Supplemental Indenture unless the context requires otherwise.
          Section 2.4 Conflict with Trust Indenture Act. If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the TIA that is required under the TIA to be part of and govern any provision of this Supplemental Indenture, the provision of the TIA shall control. If any provision of this Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.
          Section 2.5 Severability. If any court of competent jurisdiction shall determine that any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
          Section 2.6 Terms Defined in the Indenture. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Indenture.
          Section 2.7 Headings. The Article and Section headings of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.
          Section 2.8 Benefits of Supplemental Indenture. Nothing in this Supplemental Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Notes any benefit of any legal or equitable right, remedy or claim under the Indenture, this Supplemental Indenture or the Notes.
          Section 2.9 Successors. All agreements of the Company in this Supplemental Indenture shall bind their respective successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.
          Section 2.10 Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness.
          Section 2.11 Certain Duties and Responsibilities of the Trustee. In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture and the Notes relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided, including, specifically, the provisions related to indemnity provided in Section 11.7 of the Indenture.
          Section 2.12 Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.
          Section 2.13 Counterpart Originals. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.
          Section 2.14 Effectiveness. This Supplemental Indenture shall become effective upon execution by the Company and the Trustee.
          Section 2.15 Confirmation. Each of the Company and the Trustee hereby confirms and reaffirms the Indenture in every particular except as amended and supplemented by this Supplemental Indenture.

          IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

FISHER SCIENTIFIC INTERNATIONAL INC.
By:	/s/ Kevin P. Clark
	Name:	Kevin P. Clark
	Title:	Vice President, Chief Financial Officer

J. P. Morgan Trust Company, National Association,
as Trustee

By:	/s/ Francine Springer

	Name:	Francine Springer
	Title:	Vice President